

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964


03024988

29th July 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited (the "Company")

We enclose for your information a copy of the Company's 2003 Interim Results issued today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964



Hongkong Land Holdings Limited

NEWS RELEASE

To: Business Editor

29th July 2003
For immediate release

The following announcement was today issued to the London Stock Exchange.

03 AUG -5 AM 7:21

HONGKONG LAND HOLDINGS LIMITED
INTERIM REPORT 2003

Highlights

- Hong Kong office market remains weak
- Further decline in property values
- Occupancy in Central portfolio over 90% with Chater House 79% let
- First phase of Central Park residential project in Beijing substantially sold

"Further weakness is expected in the Hong Kong property market in the second half of the year as new developments continue to put pressure on values and rents. Hongkong Land will remain focused on providing superior levels of customer service and property management so as to attract a greater share of tenants and maintain a high level of occupancy."

Simon Keswick, *Chairman*
29th July 2003

Results

Prepared in accordance with IFRS as modified by revaluation of leasehold properties#	(unaudited) Six months ended 30th June **2003** **US$m**	2002 US$m	Change %
Underlying net profit	**84**	96	–13
Net loss	**(872)**	(506)	n/m
	US¢	US¢	%
Underlying earnings per share	**3.76**	4.30	–13
Loss per share	**(39.19)**	(22.73)	n/m
Interim dividend per share	**2.00**	3.50	–43
	US$	US$	%
Net asset value per share	**1.80**	2.23*	–19

* At 31st December 2002

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the above summary and the Chairman's Statement are based on this supplementary financial information unless otherwise stated.

The interim dividend of US¢2.00 per share will be payable on 15th October 2003 to shareholders on the register of members at the close of business on 22nd August 2003. The ex-dividend date will be on 20th August 2003, and the share registers will be closed from 25th to 29th August 2003, inclusive.

- more -

HONGKONG LAND HOLDINGS LIMITED
INTERIM REPORT 2003

OVERVIEW

The Hong Kong office market is experiencing a period of negative net demand not seen for more than 20 years. The completion of new buildings in such an environment has inevitably placed downward pressure on rents. Against this very competitive background, Hongkong Land has continued to gain market share and has succeeded in reducing vacancy in the first half to under 10% of its portfolio.

PERFORMANCE

Underlying net profit for the six months ended 30th June 2003 was US$84 million, a reduction of 13% compared with the first half of 2002. Net income from properties trended lower as rental reversions continued to be negative. Underlying earnings per share at US¢3.76 fell in line with underlying profit.

Under the provisions of International Financial Reporting Standards, the Group is required to take any movement in the value of its investment property portfolio to profit and loss account. At 30th June 2003, on the basis of an external valuer's report, a net revaluation deficit of some US$952 million has been taken to profit and loss account, reflecting a reduction in the value of the portfolio of 15% since 31st December 2002. This has led to an overall reported loss for the half year of US$872 million. With no short-term recovery anticipated, the Directors have concluded that it would be prudent to reduce the interim dividend for 2003 to US¢2.00 per share.

GROUP REVIEW

Commercial Property

The cyclical downturn in the office market in Hong Kong has continued with weak demand for additional space. The market remains active, however, with a range of businesses concluding that space consolidation and relocation decisions are best implemented when the market is competitively priced. Hongkong Land continued to win a significant proportion of these relocating tenants in the first half of 2003, thereby reducing committed vacancy to single figures by the end of June.

In addition to the tough economic environment, Hong Kong had to deal with the outbreak of SARS. This led to a sharp, though uneven, short-term reduction in turnover for many retailers. Hongkong Land, however, remains confident in the recovery of the high-end retail sector, and has launched the first phase of its project to enhance the Landmark complex.

The Group's joint-venture development in Singapore, One Raffles Quay, is under construction. Although the market is presently weak, the prime location of this development has been underscored by the Singapore authorities' announcement that the new Business and Financial Centre of the city will be focused in the Marina Boulevard area.

Residential Property

Despite the hiatus in the Beijing property market in the second quarter, created by the outbreak of SARS, sales have steadily risen at Hongkong Land's joint venture with the Vantone Group, Central Park. Phase One is now substantially sold and will be completed in mid-2004. The second phase of the development is being planned.

In Hong Kong, construction work is continuing at Ivy on Belcher's, the Group's small development in Western District. Grosvenor Land, the Group's joint-venture property fund with Grosvenor Estate, made no new acquisitions and its existing portfolio is almost fully let.

Infrastructure

As announced in February, the Group's strategy is to extract value from existing infrastructure assets, while minimising further investment. In Mainland China, the Group has agreed to sell the majority of its stake in China Water Company, reducing its interest to 2.4% and realising a profit of some US$3 million. Central China Power has been liquidated and the assets sold, creating a small write-back to the Group's accounts. The future of China Infrastructure Group is under review.

In Hong Kong, construction is continuing on the new container terminal with completion expected in 2004, when Asia Container Terminals, in which the Group has a 28.5% stake, will exchange its interest in CT9 for two berths in CT8. The Tradeport logistics terminal became operational in the first half and has signed its first customers.

Finance

The Group's strategy of extending the maturity of its borrowing facilities made progress with an issue of HK$1.5 billion 3-year fixed rate bond in April and the signing of a HK$5 billion 7-year bank syndicated loan in July. The average life of the Group's facilities has now been extended to over five years.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "Further weakness is expected in the Hong Kong property market in the second half of the year as new developments continue to put pressure on values and rents. Hongkong Land will remain focused on providing superior levels of customer service and property management so as to attract a greater share of tenants and maintain a high level of occupancy."

Hongkong Land Holdings Limited
Consolidated Profit and Loss Account

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2002	2002	**2003**			**2003**	2002	2002
US$m	US$m	**US$m**	*Note*		**US$m**	US$m	US$m
396.6	190.6	**183.8**	*2*	Revenue	**183.8**	190.6	396.6
(115.1)	(48.9)	**(56.1)**		Recoverable and non-recoverable costs	**(39.3)**	(37.0)	(84.2)
281.5	141.7	**127.7**		Net income from properties	**144.5**	153.6	312.4
0.5	0.2	**0.2**		Other income	**0.2**	0.2	0.5
(29.6)	(14.5)	**(14.8)**		Administrative and other expenses	**(14.8)**	(14.5)	(29.6)
252.4	127.4	**113.1**			**129.9**	139.3	283.3
-	-	-		Decrease in fair value of investment properties	**(951.8)**	(601.1)	(987.7)
(97.7)	(55.1)	**(36.0)**	*3*	Asset impairments and disposals	**1.7**	2.2	(25.3)
154.7	72.3	**77.1**	*4*	Operating profit/(loss)	**(820.2)**	(459.6)	(729.7)
(64.8)	(29.7)	**(33.1)**		Net financing charges	**(33.1)**	(29.7)	(64.8)
(1.9)	(0.8)	**(2.2)**	*5*	Share of results of associates and joint ventures	**(5.5)**	(2.7)	(4.1)
88.0	41.8	**41.8**		Profit/(loss) before tax	**(858.8)**	(492.0)	(798.6)
(27.2)	(14.0)	**(13.2)**	*6*	Tax	**(13.3)**	(13.9)	(26.9)
60.8	27.8	**28.6**		Profit/(loss) after tax	**(872.1)**	(505.9)	(825.5)
(0.1)	(0.1)	**(0.1)**		Minority interests	**(0.1)**	(0.1)	(0.1)
60.7	27.7	**28.5**		Net profit/(loss)	**(872.2)**	(506.0)	(825.6)
US¢	US¢	**US¢**			**US¢**	US¢	US¢
			7	Earnings/(loss) per share			
2.73	1.24	**1.28**		- basic	**(39.19)**	(22.73)	(37.10)
7.17	3.72	**2.97**		- underlying	**3.76**	4.30	8.64

* The basis of preparation of this supplementary financial information is set out in Note 1.

Hongkong Land Holdings Limited
Consolidated Balance Sheet

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
At 31st December 2002 US$m	(unaudited) At 30th June 2002 US$m	(unaudited) At 30th June **2003** **US$m**	Note		(unaudited) At 30th June **2003** **US$m**	(unaudited) At 30th June 2002 US$m	At 31st December 2002 US$m
				Net operating assets			
			8	Tangible assets			
911.4	921.0	**909.8**		Investment properties	**5,309.4**	6,626.7	6,249.8
4.3	4.6	**3.9**		Others	**12.5**	13.3	13.0
915.7	925.6	**913.7**			**5,321.9**	6,640.0	6,262.8
666.7	682.6	**624.9**		Leasehold land payments	**-**	-	-
227.3	395.1	**250.5**		Associates and joint ventures	**266.2**	414.3	246.3
3.7	18.3	**3.7**		Other investments	**3.7**	18.3	3.7
0.9	2.4	**1.0**		Deferred tax assets	**1.0**	2.4	0.9
9.4	9.4	**9.1**		Pension assets	**9.1**	9.4	9.4
1,823.7	2,033.4	**1,802.9**		Non-current assets	**5,601.9**	7,084.4	6,523.1
48.1	45.7	**46.5**		Properties held for sale	**46.5**	45.7	48.1
240.9	78.7	**201.4**		Debtors, prepayments and others	**201.4**	78.7	240.9
550.6	460.8	**560.9**		Bank balances and other liquid funds	**560.9**	460.8	550.6
839.6	585.2	**808.8**		Current assets	**808.8**	585.2	839.6
(219.1)	(244.0)	**(190.4)**		Creditors and accruals	**(190.4)**	(244.0)	(219.1)
(68.1)	(82.3)	**(92.4)**	9	Borrowings	**(92.4)**	(82.3)	(68.1)
(26.9)	(23.1)	**(23.3)**		Current tax liabilities	**(23.3)**	(23.1)	(26.9)
(314.1)	(349.4)	**(306.1)**		Current liabilities	**(306.1)**	(349.4)	(314.1)
525.5	235.8	**502.7**		Net current assets	**502.7**	235.8	525.5
(2,074.6)	(1,854.2)	**(2,075.9)**	9	Long-term borrowings	**(2,075.9)**	(1,854.2)	(2,074.6)
(14.2)	(13.6)	**(16.5)**		Deferred tax liabilities	**(18.5)**	(15.7)	(16.2)
260.4	401.4	**213.2**			**4,010.2**	5,450.3	4,957.8
				Capital employed			
229.5	229.5	**229.5**		Share capital	**229.5**	229.5	229.5
108.3	249.3	**60.9**		Revenue and other reserves	**3,857.6**	5,297.9	4,805.4
(77.7)	(77.7)	**(77.7)**		Own shares held	**(77.7)**	(77.7)	(77.7)
260.1	401.1	**212.7**		Shareholders' funds	**4,009.4**	5,449.7	4,957.2
0.3	0.3	**0.5**		Minority interests	**0.8**	0.6	0.6
260.4	401.4	**213.2**			**4,010.2**	5,450.3	4,957.8
US$	US$	**US$**			**US$**	US$	US$
0.12	0.18	**0.10**		Net asset value per share	**1.80**	2.45	2.23

* The basis of preparation of this supplementary financial information is set out in Note 1.

Hongkong Land Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IFRS Year ended 31st December 2002 US$m	Prepared in accordance with IFRS (unaudited) Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS (unaudited) Six months ended 30th June **2003** **US$m**	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* (unaudited) Six months ended 30th June **2003** **US$m**	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* (unaudited) Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* Year ended 31st December 2002 US$m
465.4	465.4	**260.1**		At beginning of period	**4,957.2**	6,048.1	6,048.1
				Net exchange translation differences			
25.8	23.8	**(1.7)**		- amount arising in the period	**(1.4)**	23.4	26.5
3.1	-	-		- transfer to consolidated profit and loss account	-	-	3.1
				Revaluation of other investments			
14.2	14.9	**(0.1)**		- fair value (losses)/gains	**(0.1)**	14.9	14.2
(87.2)	-	-		- transfer to consolidated profit and loss account on disposal	-	-	(87.2)
				Cash flow hedges			
(46.2)	(20.2)	**1.0**		- fair value gains/(losses)	**1.0**	(20.2)	(46.2)
24.6	11.9	**13.9**		- transfer to consolidated profit and loss account	**13.9**	11.9	24.6
(65.7)	30.4	**13.1**		Net gains/(losses) not recognised in consolidated profit and loss account	**13.4**	30.0	(65.0)
60.7	27.7	**28.5**		Net profit/(loss)	**(872.2)**	(506.0)	(825.6)
(200.3)	(122.4)	**(89.0)**	10	Dividends	**(89.0)**	(122.4)	(200.3)
260.1	401.1	**212.7**		At end of period	**4,009.4**	5,449.7	4,957.2

* The basis of preparation of this supplementary financial information is set out in Note 1.

Hongkong Land Holdings Limited
Consolidated Cash Flow Statement

Prepared in accordance with IFRS: Year ended 31st December 2002 US$m	Prepared in accordance with IFRS (unaudited): Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS (unaudited): Six months ended 30th June **2003 US$m**	*Note*		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* (unaudited): Six months ended 30th June **2003 US$m**	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* (unaudited): Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties*: Year ended 31st December 2002 US$m
				Cash flows from operating activities			
154.7	72.3	**77.1**		Operating profit/(loss)	**(820.2)**	(459.6)	(729.7)
32.1	14.5	**17.4**		Depreciation and amortisation	**0.6**	2.6	1.2
-	-	**-**		Decrease in fair value of investment properties	**951.8**	601.1	987.7
97.7	55.1	**36.0**		Asset impairments and disposals	**(1.7)**	(2.2)	25.3
(22.0)	0.8	**(13.0)**		(Increase)/decrease in debtors, prepayments and others	**(13.0)**	0.8	(22.0)
(0.9)	(6.0)	**(3.6)**		Decrease in creditors and accruals	**(3.6)**	(6.0)	(0.9)
29.5	12.8	**10.2**		Interest received	**10.2**	12.8	29.5
(88.8)	(43.9)	**(42.5)**		Interest and other financing charges paid	**(42.5)**	(43.9)	(88.8)
(11.5)	(4.9)	**(14.4)**		Tax paid	**(14.4)**	(4.9)	(11.5)
2.0	0.8	**0.5**		Dividends received	**0.5**	0.8	2.0
192.8	101.5	**67.7**			**67.7**	101.5	192.8
				Cash flows from investing activities			
(21.5)	(8.9)	**(10.3)**		Major renovations expenditure	**(10.3)**	(8.9)	(21.5)
(102.7)	(72.1)	**(15.6)**		Developments capital expenditure	**(15.6)**	(72.1)	(102.7)
(20.3)	(1.7)	**(27.0)**		Investments in and loans to joint ventures	**(27.0)**	(1.7)	(20.3)
(1.3)	-	**-**		Purchase of other investments	**-**	-	(1.3)
4.0	-	**79.6**		Disposal of associates, joint ventures and other investments	**79.6**	-	4.0
(141.8)	(82.7)	**26.7**			**26.7**	(82.7)	(141.8)
				Cash flows from financing activities			
-	-	**190.5**		Net proceeds from issue of notes	**190.5**	-	-
(618.0)	(391.0)	**(262.9)**		Repayment of secured bank loans	**(262.9)**	(391.0)	(618.0)
751.9	391.0	**91.2**		Drawdown of unsecured bank loans	**91.2**	391.0	751.9
(5.8)	(5.7)	**(12.8)**		Repayment of unsecured bank loans	**(12.8)**	(5.7)	(5.8)
(199.3)	(121.5)	**(88.5)**		Dividends paid by the Company	**(88.5)**	(121.5)	(199.3)
(71.2)	(127.2)	**(82.5)**			**(82.5)**	(127.2)	(71.2)
0.6	0.2	**(0.3)**		Effect of exchange rate changes	**(0.3)**	0.2	0.6
(19.6)	(108.2)	**11.6**		Net increase/(decrease) in cash and cash equivalents	**11.6**	(108.2)	(19.6)
566.2	566.2	**546.6**		Cash and cash equivalents at beginning of period	**546.6**	566.2	566.2
546.6	458.0	**558.2**		Cash and cash equivalents at end of period	**558.2**	458.0	546.6
US¢	US¢	**US¢**			**US¢**	US¢	US¢
7.70	4.16	**2.58**	*11*	Cash flow per share	**2.58**	4.16	7.70

* The basis of preparation of this supplementary financial information is set out in Note 1.

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2002 annual financial statements. As in 2002, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 5 to 8 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

The Directors continue to review the appropriateness of the Group's accounting policies and disclosures in the light of developments in IFRS.

2. REVENUE

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
Property		
Rental income	**154.0**	161.1
Service and management charges	**29.8**	29.5
	183.8	190.6

3. ASSET IMPAIRMENTS AND DISPOSALS

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
Impairment provisions on properties	**(40.7)**	(57.3)
Other asset impairment reversals	**4.7**	-
Gain on dilution of interest in a joint venture	**-**	2.2
	(36.0)	(55.1)
By business		
Property	**(40.4)**	(57.3)
Infrastructure	**4.4**	2.2

4. OPERATING PROFIT

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
By business		
Property	**124.1**	138.1
Infrastructure	**(0.7)**	(0.8)
Corporate	**(10.3)**	(9.9)
	113.1	127.4
Asset impairments and disposals (see Note 3)	**(36.0)**	(55.1)
	77.1	72.3

5. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
By business		
Property	**(2.0)**	(1.1)
Infrastructure	**(0.2)**	(0.2)
Corporate	**-**	0.5
	(2.2)	(0.8)

6. TAX

	Prepared in accordance with IFRS Six months ended 30th June	
	2003	2002
	US$m	US$m
Company and subsidiaries	**13.0**	13.7
Associates and joint ventures	**0.2**	0.3
	13.2	14.0

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

7. EARNINGS PER SHARE

Earnings per share are calculated on net profit of US$28.5 million *(2002: US$27.7 million)* and on the weighted average number of 2,225.6 million *(2002: 2,225.6 million)* shares in issue during the period, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$872.2 million *(2002: loss of US$506.0 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying net profit. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IFRS Six months ended 30th June			Prepared in accordance with IFRS as modified by revaluation of leasehold properties Six months ended 30th June	
2002	**2003**		**2003**	2002
US$m	**US$m**		**US$m**	US$m
27.7	**28.5**	Net profit/(loss)	**(872.2)**	(506.0)
-	**-**	Revaluation of leasehold properties	**957.6**	603.9
55.1	**37.5**	Asset impairments and disposals	**(1.7)**	(2.2)
82.8	**66.0**	Underlying net profit	**83.7**	95.7

8. TANGIBLE ASSETS

	Prepared in accordance with IFRS		
	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
	US$m	US$m	US$m
Net book value at beginning of period	**915.7**	819.1	819.1
Exchange rate adjustments	**(1.5)**	5.6	8.0
Additions	**14.3**	112.6	118.7
Depreciation	**(14.8)**	(11.7)	(26.4)
Release of contingency	**-**	-	(3.7)
Net book value at end of period	**913.7**	925.6	915.7

9. BORROWINGS

	Prepared in accordance with IFRS		
	At 30th June		At 31st December
	2003	2002	2002
	US$m	US$m	US$m
Current			
Bank overdrafts	**2.7**	2.9	4.0
Short-term borrowings	**57.7**	38.4	38.5
Current portion of long-term borrowings	**32.0**	41.0	25.6
	92.4	82.3	68.1
Long-term borrowings			
Bank loans	**1,175.3**	1,235.6	1,389.0
7% bonds due 2011	**710.0**	618.6	685.6
3% notes due 2006	**190.6**	-	-
	2,075.9	1,854.2	2,074.6
	2,168.3	1,936.5	2,142.7
Secured	**2.0**	491.7	264.8
Unsecured	**2,166.3**	1,444.8	1,877.9
	2,168.3	1,936.5	2,142.7
Hong Kong Dollar	**1,827.3**	1,711.8	1,805.3
Singapore Dollar	**274.7**	220.8	275.6
United States Dollar	**65.9**	3.3	61.1
Vietnamese Dong	**0.4**	0.6	0.7
	2,168.3	1,936.5	2,142.7

10. DIVIDENDS

	Prepared in accordance with IFRS	
	Six months ended 30th June	
	2003	2002
	US$m	US$m
Final dividend in respect of 2002 of US¢4.00 *(2001: US¢5.50)* per share	**89.0**	122.4

An interim dividend in respect of 2003 of US¢2.00 *(2002: US¢3.50)* per share amounting to a total of US$44.5 million *(2002: US$77.9 million)* is declared by the Board and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

11. CASH FLOW PER SHARE

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$57.4 million *(2002: US$92.6 million)* and is calculated on the weighted average of 2,225.6 million *(2002: 2,225.6 million)* shares in issue during the period, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

12. CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

	Prepared in accordance with IFRS		
	At 30th June		At 31st December
	2003	2002	2002
	US$m	US$m	US$m
Capital commitments	**611.4**	503.6	434.4
Guarantees in respect of			
- facilities made available to joint ventures	**23.3**	38.5	30.1
- Container Terminal 9 development in Hong Kong	**74.2**	89.5	78.1

The interim dividend of US¢2.00 per share will be payable on 15th October 2003 to shareholders on the register of members at the close of business on 22nd August 2003. The ex-dividend date will be on 20th August 2003, and the share registers will be closed from 25th to 29th August 2003, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th September 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd October 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Hongkong Land Limited
N R Sallnow-Smith (852) 2842 8300
Francis Heng (852) 2842 8400

Golin/Harris Forrest
Rosemary Sayer (852) 2501 7928

NOTE TO EDITORS

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong where it owns and manages some five million sq. ft of prime office and retail space in the heart of the Central business district.

Hongkong Land Limited manages these assets and the Group's other property and infrastructure interests in Asia from Hong Kong by providing services to Group companies.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. In addition, it has a sponsored American Depositary Receipt programme. Hongkong Land is a member of the Jardine Matheson Group.